Exhibit 99.1

Hanwha SolarOne Announces Shareholder Resolutions Adopted at Annual General Meeting

SHANGHAI, China (December 1, 2014) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, announced its shareholders adopted the following resolutions at its annual general meeting of shareholders (“AGM”) held in Shanghai, China:

1.	As an ordinary resolution, that David N. K. Wang, whose current term of office is set to expire on December 19, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from December 20, 2014 be approved, confirmed and ratified.

2.	As an ordinary resolution, that Seong Woo Nam, who was elected by the directors of the Company as a director on April 29, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

3.	As an ordinary resolution, that Jung Pyo Seo, who was elected by the directors of the Company as a director on April 29, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM, be approved, confirmed and ratified.

4.	As an ordinary resolution, that the appointment of Ernst & Young Hua Ming, as independent auditor of the Company for the year ending December 31, 2014, be approved, confirmed and ratified.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and the production of polysilicon. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com